SMARTWEAVE INC.
50 Milk Street Floor 16
Boston, MA 02109

Review Report

For the Period January 1, 2024 & 2023 to December 31, 2024 & 2023

See Notes to The Financial Statements

Table of Contents

See Notes to The Financial Statements

Sharma, Marcus & Associates LLC

CERTIFIED PUBLIC ACCOUNTANTS

Active CPA Licenses:
NJ License# 20CC03728200/20CB00675200
MD License# 26297

Membership:
AICPA
NJSCPA
NATP

Independent Accountant's Review Report

President, Directors & Officers
Smartweave Inc.
50 Milk Street Floor 16
Boston, MA 02109

We have reviewed the accompanying financial statements of Smartweave Inc. which comprise the Balance Sheets as of December 31, 2023, and 2024, and the related Statements of Income and Cash Flows for the period January 1, 2023, and 2024, to December 31, 2023, and 2024, for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

See Notes to The Financial Statements

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Terrence Marcus, CPA, CAA
For Sharma, Marcus & Associates LLC
Certified Public Accountants
December 06, 2025

See Notes to The Financial Statements

SMARTWEAVE INC.
Financial Highlights for 2024 and 2023

	2024	2023
Total Stockholder Equity - December 31, 2024 & 2023	$ 3,274,292	$1,455,441

See Notes to The Financial Statements

SMARTWEAVE INC.
STATEMENT OF OPERATIONS AND NET INCOME/(LOSS)
For the Years Ended December 31, 2024, and 2023

	2024	2023
	$	$
Gross Revenue		
Operating Revenue		
Gross Receipts	1,600,000	-
Non-Operating Receipts	-	-
Total Gross Receipts	1,600,000	
GROSS INCOME		
Expense		
Operating Expenses		
Office Rent/Lease	900	900
IP Development	8,919	2,287
Depreciation & Amortization	6,693	4,000
Legal & Professional Fees	2,372	2,669
Auto/Travel, Meals & Entertainment	6,568	6,171
Office Expenses, Accounting & Other Adm., Expenses	1,810	2,146
Telephone. Utilities & Internet	2,649	2,391
Total Operating Expenses	29,911	20,564
Total Non-Operating Expenses	-	
Net Income/(Loss)	$1,570,089	$(20,564)

See Notes to The Financial Statements

SMARTWEAVE INC.
BALANCE SHEET
As of December 31, 2024, and 2023

	2024 $	2023 $
ASSETS		
Current Assets		
Checking/Savings, Cash Equivalent & Petty Cash	61,025	2,891
Accounts Receivable	1,600,000	
Other Current Assets		
Total Current Assets	1,661,025	2,891
Fixed Assets		
Start-Up Expenditures	69,170	69,170
Computers, Printers & Other Office Equipment	3,960	-
Total Depreciable Assets & Land	73,130	69,170
Intangible Assets - Intellectual Property	3,550,000	2,000,000
Fixed and Intangible Asset	3,623,130	2,069,170
Depreciation & Amortization Reserve	25,863	19,170
Total Fixed Assets	3,597,267	2,050,000
TOTAL ASSETS	5,258,292	2,052,891
Liabilities		
Current Liabilities		
Credit Line, Accounts Payable & Other Current Liabilities	600,000	-
Total Current Liabilities	600,000	-
Long Term Liabilities	1,384,000	597,450
Total Long-Term Loans	1,384,000	597,450
Total Liabilities	1,984,000	597,450
Equity		
Equity/Shares: 10,000,000 @ .0001 P/S	11,000	11,000
Other Members Equity	3,263,292	1,444,441
TOTAL LIABILITIES & EQUITY	$5,258,292	$2,052,891

See Notes to The Financial Statements

SMARTWEAVE INC.
STATEMENT OF CASH FLOWS
For the Period January 1, 2024, and 2023, to December 31, 2024, and 2023

	2024	2023
OPERATING ACTIVITIES	$	$
Net Income/(Loss)	1,570,089	(20,564)
Account Receivable	(1,600,000)	-
Accounts Payable	8,919	17,265
Depreciation & Amortization	6,693	4,000
Net cash provided by Operating Activities	(14,299)	701
INVESTING ACTIVITIES		
Computers, Furniture, and Other Cost Adj.	(1,374,117)	-
Net cash provided by Investing Activities	(1,374,117)	-
FINANCING ACTIVITIES		
Contributed Capital	1,446,550	-
Net cash provided by Financing Activities	1,446,550	-
Net cash increase/(decreased) for period	58,134	701
Cash at beginning of the period	2,891	2,190
Cash at end of the period	61,025	2,891

See Notes to The Financial Statements

SMARTWEAVE INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

This summary of significant accounting policies of Smartweave Inc. is presented to assist in understanding the company's financial statements. The financial statements and notes are representations of the company's management, who is responsible for their integrity and objectivity.

Organization:

Smartweave Inc., was incorporated as a C-Corporation in Massachusetts on January 7, 2021. The legal name is Smartweave Incorporated.

Smartweave Inc. Management
Mr. Rajeev Malhotra - President

Primary Business Services & Activity
Smartweave Inc. provides Medical Technology Development and related IT Consultation services.

Formation Capital
Funds for the formation of Smartweave Inc. were primarily from its management.

Basis of Presentation:
The respective financial statements included herein have been prepared in accordance with accounting guidance generally accepted in the United States – General Accepted Accounting Principles (GAAP).

A. *Accounting Method & Revenue Recognition* – The financial data is presented under the accrual method of accounting.

B. *Accounting Cycle – The Business operates on a Calendar year cycle.*

C. *Estimates* – Intellectual Property (IP) – The value of the IP is computed by Management based on similar projects and projection of anticipated revenue and expenditure. Consistent with the IRS Code (section 197 intangibles) IP will be amortized over 15 years.

D. *Credit & Deposit Risk* – Policies and decisions regarding the deposit and stewardship of funds are determined by management.

E. *Property, Plant, and Equipment – was recorded at cost.*

F. *Depreciation and Amortization* – IRS Code applicable to tangible and intangible assets are implemented for the accounting of all assets.

G. *Cash and Cash Equivalent and Cash Flow from Financing Activities* – These are reported in accordance with GAAP.

H. *Accounts Receivable* – A/R will be recorded consistent with the accrual system of accounting. The business entered into a definitive agreement to sell certain IP assets with an option to licensing these back exclusively. This transaction generated a receivable of $1.6M.

I. *Accounts Payable/Current Liabilities* – These are recorded consistent with the accrual method of accounting.

J. *Income Tax* – All applicable codes for Federal and State Tax Compliance are implemented. Federal and State Tax Returns are reported on the accrual basis of accounting.

Note 2. Legal Proof of Business Formation

Legal documentation supporting the business formation was confirmed.

Note 3 – Other Pertinent Issues

A. **Lease Obligation:** The Company has evaluated its lease arrangements and determined that it is in full compliance with applicable lease terms. No violations or defaults were noted during the reporting periods.

B. **Employees' Stock Options and Employee Benefits:** As of December 31,2024, there is no provision for employees Stock Options or benefits.

C. **Ability to Continue as a Going Concern**

The Management has evaluated the Company's ability to continue as a going concern and strongly believes that no material uncertainties exist that would cast significant doubt upon its ability to continue operations for a period of at least twenty-four months from the Balance Sheet date.

Based on assessment procedures and representations made by Management, the following factors support this conclusion:

Sufficient working capital: The Company has not experienced any working capital deficiencies during the reporting periods.

Adequate insurance coverage: All key business assets and operational risks are appropriately covered under current and valid insurance policies.

No known legal contingencies: As of the date of this report, the Company has no pending legal claims, regulatory actions, or contingent liabilities that could have any material impact on its operations or financial position. Further, Management confirms that none of the Company's executives or Directors are subject to any ongoing litigation, fines, or sanctions.

Accordingly, the Financial Statements have been prepared on a going concern basis.

D. The Company entered into a definitive agreement to sell certain IP assets. It continues to actively develop and own strategic IP as part of its ongoing operations.

E. Current Liabilities - $600,000. $350,000 are loans from the Founder and $250,000 is for Professional and Legal Fees.

F. Long Term Liabilities – $1,384,000, represents compensated time contributed by team members that will be converted to equity options at the exclusive discretion of the Company.

See Notes to The Financial Statements

Terrence Marcus, CPA, CAA
For Sharma, Marcus & Associates LLC
Certifies Public Accountants
December 06, 2025